Exhibit 99.1

Thomson Reuters Names Brian Peccarelli and Neil Masterson Co-Chief Operating Officers

Legal and Tax & Accounting businesses will be aligned into three customer segments

TORONTO, June 4, 2018 – Thomson Reuters (NYSE/TSX: TRI) today announced the appointment of co-Chief Operating Officers, effective July 1.

“Our Legal and Tax & Accounting businesses are the bedrock for growth, and today’s changes will help move decision making closer to the customer and allow us to serve them better with the full suite of our offerings,” said Jim Smith, president and CEO of Thomson Reuters. “At the same time, we are working to become a faster and more agile organization, and develop the next generation of leadership and talent.”

Brian Peccarelli (President, Tax & Accounting) has been named co-Chief Operating Officer with responsibility for Customer Markets. He will be responsible for all customer-facing operations including driving sales. Brian will work to organize the businesses and allocate resources around three customer segments:

•	Legal Professionals – Led directly by Brian Peccarelli

•	Corporates – Led by Piotr Marczewski

•	Tax Professionals – Led by Charlotte Rushton

Brian has managed the company’s fastest growing business for more than seven years and brings a proven track record of successfully leading organizations that deliver sustained, profitable growth.

Both Charlotte and Piotr are seasoned leaders who have held several senior positions across multiple business units and regions over a combined three decades with the company.

Neil Masterson (Executive Vice President and Chief Transformation Officer) has been named co-Chief Operating Officer with responsibility for Operations & Enablement. Neil will manage commercial and technology operations including: helping to build sales capabilities, expanding the digital customer experience and delivering simplified, scalable approaches to product and content development.

Neil has successfully managed the company’s Transformation efforts since 2013 and brings a proven track record of driving efficiencies, increasing productivity and reducing costs.

As previously disclosed, the company plans to de-layer the business and reduce its cost base to reflect a smaller organization when it closes the sale of a 55% interest in its Financial & Risk business to private equity funds managed by Blackstone (expected in the second half of 2018).

Thomson Reuters Names Brian Peccarelli and Neil Masterson Co-Chief Operating Officers

With these organizational changes, Susan Taylor Martin, President of the Legal business, has decided to leave the organization at the end of June. Susan first joined the company in 1993 and has held a number of senior management roles, including Managing Director of Thomson Reuters Legal in the UK and Ireland, President of Reuters Media and Global Head of Corporate Strategy. She plans to return to the UK to pursue other opportunities.

“I am deeply grateful for Susan’s contributions over her 25 year career with the business. Susan has been instrumental in growing our Legal business, developing new solutions that help our customers work smarter and faster. She has been a driving force behind efforts to improve the diversity of our workforce and the inclusivity of our culture. She leaves with an outstanding record in leadership and my very best wishes as she returns with her family to the UK,” said Mr. Smith.

Gonzalo Lissarrague, President of the Global Growth Organization, who first joined the company in 1991, will also be leaving the organization as a result of these changes.

“Gonzalo has been a tremendous advocate for our global growth aspirations over the years, and has shown huge energy and commitment to the business. His enthusiasm and understanding for markets across the globe have helped us focus over the years and understand the importance of our enterprise approach in new markets. We wish him well in his future business endeavors,” said Mr. Smith.

Finally, the company will re-size its corporate center to fit the new organization. As a result, Chief Communications Officer Gus Carlson and Chief Strategy Officer Brian Scanlon have also elected to leave the company.

“I am thankful for Gus’ steady and measured counsel over the years as he tactfully managed the public profile of the company through periods of intense change. He leaves behind a strong global brand, a best-in-class communications function and record-high employee engagement across the organization.”

“Brian’s contributions will be sorely missed. As the chief architect of our growth strategy, Brian identified and helped put the business on an ambitious but attainable path to accelerated growth following our turnaround,” concluded Mr. Smith.

Reuters News will continue to be led by President and Editor-in-Chief Steve Adler.

The company today also reaffirmed its 2018 financial outlook communicated in May.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s expectations regarding the impact of the business unit realignment and the timing for closing of the proposed Financial & Risk transaction. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or

Thomson Reuters Names Brian Peccarelli and Neil Masterson Co-Chief Operating Officers

events to differ materially from current expectations. There is no assurance that a transaction involving all or part of the Financial & Risk business will be completed or that other events described in any forward-looking statement will materialize. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com